Exhibit 99.3
ASML — Summary IFRS Consolidated Income Statements1,2

	Three months ended,
(in thousands EUR)	Apr 1, 2007	Mar 30, 2008

Net system sales	847,376	819,986
Net service and field option sales	101,295	99,222

Total net sales	948,671	919,208

Cost of sales	580,104	561,687

Gross profit on sales	368,567	357,521

Research and development costs, net of credits	93,658	82,723
Selling, general and administrative costs	56,156	57,696

Operating income	218,753	217,102

Interest income	7,316	3,575

Income before income taxes	226,069	220,677

Provision for income taxes	(60,414)	(54,217)

Net income	165,655	166,460

ASML — Summary IFRS Consolidated Balance Sheets1,2

(in thousands EUR)	Dec 31, 2007	Mar 30, 2008

ASSETS
Property, plant and equipment	380,894	401,359
Goodwill	136,246	127,160
Other intangible assets	216,908	238,059
Deferred tax assets	220,863	213,317
Derivative financial instruments	20,930	47,690
Other non-current assets	32,828	31,804

Total non-current assets	1,008,669	1,059,389

Inventories	1,102,210	1,152,010
Derivative financial instruments	12,319	36,464
Accounts receivables	637,975	741,514
Other current assets	193,415	202,329
Cash and cash equivalents	1,271,636	1,397,144

Total current assets	3,217,555	3,529,461

Total assets	4,226,224	4,588,850

EQUITY AND LIABILITIES
Equity	2,039,006	2,121,820

Other long-term debt	595,783	609,106
Deferred tax and other liabilities	257,325	282,896
Other deferred liabilities	7,935	7,170

Total non-current liabilities	861,043	899,172

Accounts payable	282,953	479,581
Accrued liabilities and other	927,841	957,636
Current tax liabilities	104,100	111,543
Derivative financial instruments	11,281	19,098

Total current liabilities	1,326,175	1,567,858

Total equity and liabilities	4,226,224	4,588,850

ASML — Summary IFRS Consolidated Statements of Cash Flows1,2

	Three months ended,
(in thousands EUR)	Apr 1, 2007	Mar 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	165,655	166,460
Depreciation and amortization	53,081	46,769
Change in tax assets and liabilities	27,356	33,035
Change in assets and liabilities	(56,493)	65,390

Net cash provided by operating activities	189,599	311,654
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(35,789)	(55,032)
Proceeds from sale of property, plant and equipment	4,306	1,103
Purchase of intangible assets	(22,462)	(45,526)
Acquisition of subsidiary (net of cash acquired)	(188,011)	—

Net cash used in investing activities	(241,956)	(99,455)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital repayment	(156,253)	(87,603)
Net proceeds from issuance of shares and stock options	18,073	3,098
Redemption and/or repayment of debt	(234)	—

Net cash used in financing activities	(138,414)	(84,505)

Net cash flows	(190,771)	127,694
Effect of changes in exchange rates on cash	(1,874)	(2,186)

Net increase (decrease) in cash and cash equivalents	(192,645)	125,508
ASML — Quarterly Summary IFRS Consolidated Income Statements1,2

	Three months ended,
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

Net system sales	847.4	825.8	843.2	834.9	820.0
Net service and field option sales	101.3	104.4	91.2	120.0	99.2

Total net sales	948.7	930.2	934.4	954.9	919.2

Cost of sales	580.1	573.1	581.9	583.7	561.7

Gross profit on sales	368.6	357.1	352.5	371.2	357.5

Research & development costs, net of credits	93.7	97.7	76.8	84.7	82.7
Selling, general and administrative costs	56.1	56.3	56.0	73.5	57.7

Operating income	218.8	203.1	219.7	213.0	217.1

Interest income (charges)	7.3	5.2	9.1	(2.2)	3.6

Income before income taxes	226.1	208.3	228.8	210.8	220.7

Provision for income taxes	(60.4)	(53.8)	(54.9)	18.5	(54.2)

Net income	165.7	154.5	173.9	229.3	166.5

ASML — Summary IFRS Consolidated Balance Sheets1,2

	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

ASSETS
Property, plant and equipment	288.5	313.5	343.3	380.9	401.4
Goodwill	150.5	148.9	141.7	136.3	127.2
Other intangible assets	197.3	190.6	198.4	216.9	238.0
Deferred tax assets	293.0	312.2	252.3	220.9	213.3
Derivative financial instruments	6.2	0.2	9.9	20.9	47.7
Other non-current assets	33.4	33.2	33.3	32.8	31.8

Total non-current assets	968.9	998.6	978.9	1,008.7	1,059.4

Inventories	906.7	972.9	1,021.2	1,102.2	1,152.0
Derivative financial instruments	6.9	12.8	23.5	12.3	36.5
Accounts receivables	648.6	567.8	611.7	638.0	741.5
Other current assets	168.8	184.6	211.8	193.4	202.3
Cash and cash equivalents	1,463.2	2,299.2	2,445.2	1,271.6	1,397.2

Total current assets	3,194.2	4,037.3	4,313.4	3,217.5	3,529.5

Total assets	4,163.1	5,035.9	5,292.3	4,226.2	4,588.9

EQUITY AND LIABILITIES

Equity	2,291.0	2,459.7	1,961.8	2,039.0	2,121.8

Convertible subordinated debt	336.5	339.8	40.1	—	—
Other long-term debt	1.3	587.6	597.8	595.8	609.1
Derivative financial instruments	—	15.6	0.7	—	—
Deferred tax and other liabilities	340.1	293.1	259.3	257.3	282.9
Other deferred liabilities	9.4	8.1	8.2	7.9	7.2

Total non-current liabilities	687.3	1,244.2	906.1	861.0	899.2

Accounts payable	297.6	311.4	320.9	283.0	479.6
Accrued liabilities and other	774.1	828.8	1,932.9	927.8	957.7
Current tax liabilities	110.1	184.2	151.9	104.1	111.5
Derivative financial instruments	3.0	7.6	18.7	11.3	19.1

Total current liabilities	1,184.8	1,332.0	2,424.4	1,326.2	1,567.9

Total equity and liabilities	4,163.1	5,035.9	5,292.3	4,226.2	4,588.9

ASML — Summary IFRS Consolidated Statements of Cash Flows1,2

	Three months ended,
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	165.7	154.5	173.9	229.3	166.5
Depreciation and amortization	53.1	49.8	58.4	49.2	46.8
Change in tax assets and liabilities	27.3	(2.8)	3.9	(26.7)	33.0
Change in assets and liabilities	(56.5)	69.1	(6.3)	(126.0)	65.4

Net cash provided by operating activities	189.6	270.6	229.9	125.8	311.7
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(35.8)	(39.7)	(49.7)	(54.0)	(55.1)
Proceeds from property, plant and equipment	4.3	9.9	1.7	3.3	1.1
Purchases of intangible assets	(22.5)	(13.0)	(60.7)	(40.4)	(45.5)
Acquisition of subsidiary (net of cash acquired)	(188.0)	—	—	—	—

Net cash used in investing activities	(242.0)	(42.8)	(108.7)	(91.1)	(99.5)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital repayment	(156.3)	—	—	(855.6)	(87.6)
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	—	—	(359.9)	—
Net proceeds from issuance of shares and stock options	18.1	15.0	29.1	17.6	3.1
Net proceeds from issuance of bonds	—	593.7	—	—	—
Redemption and/or repayment of debt	(0.2)	(0.1)	(1.5)	(7.8)	—

Net cash provided by (used in) financing activities	(138.4)	608.6	27.6	(1,205.7)	(84.5)

Net cash flows	(190.8)	836.4	148.8	(1,171.0)	127.7
Effect of changes in exchange rates on cash	(1.8)	(0.4)	(2.8)	(2.6)	(2.2)

Net increase (decrease) in cash and cash equivalents	(192.6)	836.0	146.0	(1,173.6)	125.5

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1,2

Net income	Three months ended,
(in thousands EUR)	Apr 1, 2007	Mar 30, 2008

Net income under U.S. GAAP	152,675	145,123
Share-based payments (see Note 1)	122	(762)
Capitalization of development costs (see Note 2)	22,682	21,681
Convertible subordinated notes (see Note 3)	(2,176)	—
Income taxes (see Note 4)	(7,648)	418

Net income under IFRS	165,655	166,460

Shareholders’ equity
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in thousands EUR)	2007	2007	2007	2007	2008

Shareholders’ equity under U.S. GAAP	2,147,730	2,317,997	1,831,433	1,890,943	1,958,154
Share-based payments (see Note 1)	523	3,924	7,126	787	(3,420)
Capitalization of development costs (see Note 2)	113,451	110,749	120,344	138,424	157,900
Convertible subordinated notes (see Note 3)	29,239	27,019	2,894	—	—
Income taxes (see Note 4)	—	—	—	8,852	9,186

Shareholders’ equity under IFRS	2,290,943	2,459,689	1,961,797	2,039,006	2,121,820
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

1	All quarterly information in this press release is unaudited.

2	As of January 1, 2008 ASML has early adopted IFRIC 13 “Customer Loyalty Programmes”. IFRIC 13 requires award credits offered to its customers as part of a volume purchase agreement to be accounted for using the deferred revenue model. Until December 31, 2007 cost accrual method was used. ASML early adopted this interpretation because the deferred revenue model better reflects the business rationale for offering award credits. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.